GREEN GIRAFFE SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2024

GREEN GIRAFFE SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2024

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70416

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Green Giraffe Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

,31 State street, -9th floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randy Male	(207)-329-1524	r.male@green-giraffe.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, P.C.
(Name – if individual, state last, first, and middle name)

255 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

October 14, 2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy Male, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Green Giraffe Securities, LLC, as of December 31, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Devin Nicole Melendy
Notary Public, Commonwealth of Massachusetts
My Commission Expires March 16, 2029

Signature:

Title: EXECUTIVE REPRESENTATIVE

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member of Green Giraffe Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Green Giraffe Securities, LLC (the “Company”) as of December 31, 2024 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As further discussed in Note 1 and Note 5 to the financial statements, the Company is a wholly-owned subsidiary of Green Giraffe Americas Holdings, Inc. (the “Parent). The Parent funded the Company’s operations in 2024 and the Company is economically dependent on the continued support of the Parent to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2025

GREEN GIRAFFE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets		
Cash and cash equivalents	$	150,158
Accounts receivable , net		272,500
Prepaid expenses		1,600
Investment in non-marketable security, at fair value		332,258
Other assets		1,396
Total assets	$	757,912
Liabilities and Member's Equity		
Total liabilities		-
Member's equity		757,912
Total liabilities and member's equity	$	757,912

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Green Giraffe Securities, LLC (the "Company") is a Delaware Limited Liability Company headquartered in Boston, Massachusetts. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 03, 2020. The Company specializes in private placements as an agent on a best-efforts basis only, merger and acquisition advisory services, and investment banking advisory services in the United States. The Company is owned 100% by Green Giraffe Americas Holdings, Inc., (the "Parent"). The Company continues to rely on its parent for financial support through 2024 and will continue to require support if the Company is unable to create additional revenues. The Parent has demonstrated that is has the means to fund the Company's operations through one year from the date of issuance of the financial statements, See Note 5.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Segment Reporting

On January 1, 2024, the Company adopted Accounting Standards Update ("ASU") 2023-07 - Segment Reporting, for improved disclosure regarding reportable segments. The Company's Chief Operating Decision Maker ("CODM") include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. Due to the similarities and related nature of the broker-dealer's products, the CODM aggregates and evaluates the broker-dealer's mergers and acquisitions advice, and private placement of securities advice, as a single reporting segment under the umbrella of financial products. The accounting policies used to measure the net income of the segment are the same as those described in the summary of significant accounting policies. The metrics used by the CODM to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods. The Company derived 66% of its revenues from one external customer in 2024.

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company follows the guidance from Revenue from Contracts with Customers (Topic 606) and its five step process:

1. *Identifying the contract with a customer;*
2. *Identifying the performance obligations in the contract;*
3. *Determining the transaction price;*
4. *Allocating the transaction price; and*
5. *Recognizing revenue as or when performance obligations are satisfied*

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgements. Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Success Fee. Success fees are due in accordance with the terms of the executed agreement, typically either a percentage of the capital raised or committed or a fixed dollar amount. Performance obligations are satisfied as capital is funded.

Retainer Fee. Retainer fees are due in accordance with the terms of the executed engagement agreement, which often includes an immediate upfront payment and sometimes involves monthly or quarterly payments thereafter for a set period. Performance obligations in these arrangements vary depending on the contract but are typically recorded over time as performance obligations are satisfied, should the performance obligation not be fulfilled, they are reflected as deferred revenue until the performance obligation has been fulfilled.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Reimbursed Expenses. The Company categorizes revenue related to expenses made on behalf of clients and reimbursable by clients as reimbursed expenses.

Advisory Services on Merger and Acquisitions and Investment Banking Performance obligations in these arrangements vary depending on the contract but are typically recorded over time as performance obligations are satisfied.

Contract Liabilities. The Company records a contract liability when the Company receives payment in advance of satisfying its performance obligation and recognizing revenue.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable, net

The Company's allowance for doubtful accounts represents the estimate of expected credit losses related to trade receivables. The Company pools trade receivables based on similar risk characteristics, such as the age of receivables. To estimate the allowance for doubtful accounts, the Company will leverage information based on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when the Company deems the amount is uncollectible.

The Company recognizes a receivable for fees earned and invoiced to clients. These receivables generally represent advisory mandate retainers and private placement success fees. The Company has an accounts receivable balance of $272,500 as of December 31, 2024.

The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary.

The allowance for doubtful accounts represents management's estimate of expected credit losses related to trade receivables. Trade receivables are pooled based on similar risk characteristics, such as the age of receivables. To estimate the allowance for doubtful accounts, management leverages information on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable, net

Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company does not charge interest on certain past-due accounts receivable, resulting in the Company not recording interest income on its past due accounts during 2024.

During the year the Company had credit losses of $225,000 and had written off $0 in uncollectible accounts receivable. The Company had $272,500 in accounts receivable net of the $225,000 in recorded allowance for credit losses. Bad debt expense for the year was $225,000.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At December 31, 2024, the Company had $0 in cash balances in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company is a limited liability company and is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return with its Parent. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company commenced operations upon its membership approval by FINRA in June 2020, the tax years that remain subject to examination are 2022, 2023, and 2024. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. No interest or penalties were recorded for the year ended December 31, 2024.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Uses of Estimates

Management may use estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with generally accepted accounting principles. Actual results may differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $150,158 at December 31, 2024, which exceeds the required net capital of $5,000 by $145,158. The ratio of aggregate indebtedness to net capital at December 31, 2024 was 0.0%.

NOTE 4. CONCENTRATIONS IN SALES TO CUSTOMERS

During the year ended December 31, 2024, the firm generated 66% of its revenue from one customer.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement (“the agreement”) with its Parent. The agreement requires the Parent to be legally obligated for the services it provides to the Company, including office space and administrative services. If the Parent cannot demonstrate to the Company, it has the means to pay for these expenses, the expenses will become the obligations of the Company.

From inception through December 31, 2024, the Parent has demonstrated that it has the means to pay for these expenses. Therefore, these expenses have not been recorded by the Company. Certain direct expenses are an obligation of the Company and are recorded on the Company’s books. The Parent has paid certain expenses on behalf of the broker-dealer.

NOTE 5. RELATED PARTY TRANSACTIONS (Concluded)

The financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity. The Company is reliant on the Parent for continued financial support until the Company can generate sustainable positive cash flows from operations The Company had an intercompany balance owed to the Parent in the amount of $0 as of December 31, 2024.

NOTE 6. FAIR VALUE MEASUREMENTS

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually) be measured at fair value.

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company’s assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

NOTE 6. FAIR VALUE MEASUREMENTS (Continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements.

Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2024.

Non-Marketable securities: Consist of equity securities valued by using a valuation method with a discount rate of projected cashflows generated from the green energy projects, combined with market multiples, or an exit valuation for projects under development and not yet contracted.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at: December 31, 2024:

Financial asset	Level 1	Level 2	Level 3	Total fair value
Non-marketable securities	$ -	$ -	$ 332,258	$ 332,258
Total	$ -	$ -	$ 332,258	$ 332,258

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2024. During 2021, the Company received these non-marketable securities as payment for success fees.

NOTE 6. FAIR VALUE MEASUREMENTS (Concluded)

Assets (at fair value)	Fair value	Valuation technique	Unobservable inputs	Range of inputs
Investment in securities				
Non-marketable securities	$ 332,258	Discounted cash flows	Discount rate	5%-10%

There was no other activity related to the non-marketable security other than the adjustment to fair value during 2024.

NOTE 7. NON-MARKETABLE SECURITIES

Cost and fair value of non-marketable securities with gross unrealized gains and losses at December 31, 2024 are as follows:

December 31, 2024	Cost	Gains	Losses	Fair Value
Non-Marketable Security	$ 1,193,962		$ 861,704	$ 332,258
	$ 1,193,962	-	$ 861,704	$ 332,258

The change in net unrealized holding gain (loss) on securities is presented in the Statement of Operations. The Company recorded an unrealized loss on a non-marketable security in the amount of $1,013,158 as of December 31, 2024. The Company did not sell any securities during 2024.

NOTE 8. CONTINGENCIES

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2024, no amounts have been accrued related to such indemnification provisions.

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the year ended December 31, 2024 through February 25, 2025, which is the date the financial statements were issued. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.